March 24, 2016

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Northeast, Mail Stop 3720
Washington, D.C. 20549

Re:	G&K Services, Inc.
Form 10-K for the Year Ended June 27, 2015
Filed August 20, 2015
File No. 000-04063

Dear Mr. Spirgel:

On behalf of G&K Services, Inc., this letter contains our response to the comments received from the Staff in your letter dated March 14, 2016 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced herein in italics, and are followed immediately by our responses.

Form 10-K for Fiscal Year Ended June 27, 2015
Property

1.
We note your disclosure in your third quarter earnings call that the shale oil is in the ground with respect to your North Dakota facility. Please describe the location and general character of the facility if material. Please tell us the significance of these statements.

The comment referenced above was made in response to a question during our third quarter earnings call and was made in reference to our Bismarck, ND facility. The Bismarck facility is intended to service customers exploiting economic opportunities resulting from the development of the Bakken shale oil formation located in North Dakota and the resulting oil production. It was not a reference to shale oil being located on, underneath or adjacent to the Bismarck facility, nor was it a reference to any potential environmental liability that may impact the net realizable value or future use of our facility. Rather, it was a reference to the existence of shale oil in that region, which, over time, will be extracted.
5995 Opus Parkway
Minnetonka, MN 55343
952.912.5500
952.912.5999 (Fax)
1.800.GKCARES
www.gkservices.com

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Page 2
March 24, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
In your various quarterly earnings calls, we note your discussion of the performance of your business in terms of the “add/quit metric” and “uniform wearer losses” (based upon changes in the number of uniform wearers within particular sectors of your customer base). We further note this is your fourth consecutive quarter of negative uniform wearer losses. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties. Additionally, the add/stop metric appears to have a meaningful impact on operating margins and growth rate. Please expand your disclosure to provide a complete picture of the relationship between the add/quit metric, operating margins, and growth rate for each material sector of your customer base. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

To provide context to this discussion, we are providing you with the following information on the terms "wearers" and the "add/quit metric," and how those metrics affect changes in our revenues and operating margins.
The “add/quit metric” and “uniform wearer losses” are both used to explain changes within our uniform wearing customer base. “Wearers” refers to employees at our customers who are using our uniform rental service, while “add/quit” is an operational metric used by us and others in our industry to measure the ratio of added to lost wearers at existing customers during a given period of time. Added or quit wearers is one of several drivers of changes in our revenues. As such, these metrics are often viewed by management, analysts and investors as a potential indication of employment trends within our customer base. In general, an increase in the number of wearers has a positive impact on our total revenue and results of operations, while a decrease has a negative impact.
Our Form 10-K for our fiscal year ended June 27, 2015 included results for the fourth quarter of fiscal 2015. The fourth quarter was only the second quarter of a negative add/quit metric, yet this metric improved compared to the third quarter of 2015. The negative add/quit metric in the third and fourth quarters followed a period in which it had not established a consistent trend. In fact, for fiscal 2015, the add/quit metric was positive for two quarters and negative for two quarters with the overall impact for the entire fiscal year and the fourth quarter not being material to our revenue growth rate or operating margin. In addition, the add/quit metric for any individual sector of our customer base did not have a material impact on our consolidated operating results for the fiscal year or fourth quarter ended June 27, 2015. In addition, in the first and second quarter of fiscal 2016 wearer losses continued, and, as a result, we commented in our MD&A “Results of Operations” that our organic growth rate was adversely impacted “by the negative impact of lost uniform wearers at existing customers.”
Notwithstanding the foregoing, we remain mindful of Commission guidance set forth in SEC Release 33-8350 (footnote 37) and elsewhere of the assessments management must make where a trend, demand, commitment, event or uncertainty is known, and our related disclosure obligations. Specifically, whether the known trend, demand, commitment, event or uncertainty is likely to come to fruition, and, if management cannot make that determination, our responsibility to objectively evaluate the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Page 3
March 24, 2016
In future filings we will expand our MD&A to include information about wearer losses as well as a discussion of any related trends or uncertainties and we will expand our MD&A to describe the general relationship between the add/quit metric, operating margins and growth rate. However, we note that profitability by “wearer” or by sector of our customer base is not available. Therefore it is not possible to specifically quantify the impact on our operating margins or as a result of changes in this metric, other than commenting on the directional impact. We also note that some of these factors, while apparent to management qualitatively, are not readily quantifiable with the level of precision necessary for disclosure in an SEC filing. Thus, we anticipate our disclosure will focus on a qualitative and not a quantitative analysis.
As an example, below is the proposed modification to our future filings related to the discussion of rental and direct sale revenue for the second quarter of fiscal 2016 as compared to fiscal 2015. Modifications have been underlined.
Our organic growth rate was 4.7% compared to 6.4% in the prior fiscal year. The 4.7% organic growth rate in the current year was driven by new account sales and pricing, offset by the negative impact of lost uniform wearers at existing customers, primarily in the oil and gas and related industries and lower direct sales. This is the fourth consecutive quarter where we have experienced wearer losses. While we cannot predict whether wearer losses will continue in the oil and gas and related industries or as a result of general changes in economic factors, a continuation of this trend could negatively affect our revenues and results of operations. The positive organic rental growth was offset by a declining Canadian exchange rate, which decreased revenue growth by 2.5%. Acquisitions added 0.2% to our revenue growth. Our organic growth rate is calculated using rental and direct sale revenue, adjusted to exclude the impact of foreign currency exchange rate changes, divestitures and acquisitions. We believe that the organic revenue reflects the growth of our existing business and is, therefore, useful in analyzing our financial condition and results of operations.

Liquidity, Capital Resources and Financial Condition, page 22

3.
We note your disclosure that you estimate capital expenditures in fiscal year 2016 will be approximately $50.0 million. Please provide more detail as to the planned uses of capital expenditures. For example, in your various quarterly earnings calls, we note your discussion that capital expenditures will enable growth and IT technology tools that will improve your ability to drive productivity as well as ensure the proper maintenance of your assets. Please also provide additional disclosure about any new products that you plan to offer and the impact that these products will have on your results of operations. Please refer to Item 303 of Regulation S-K.

We acknowledge the Staff’s comment and confirm that in future filings we will expand our disclosures to provide more discussion on the planned uses of capital expenditures and new products, if material.
As an example, below is the proposed modification to our future filings related to the Liquidity, Capital Resources and Financial Condition discussion for 2015 related to our planned uses of capital expenditures:
Investments in our business, including capital expenditures, are our top priority for capital deployment. Accordingly, in fiscal 2015 we invested $56 million in capital expenditures and expect to invest approximately $50 million during fiscal 2016. Capital expenditures have been made in three primary categories: (1) maintenance capital to sustain our facilities and equipment and improve workplace safety; (2) capacity expansion investments to enable revenue growth; and (3) technology investments to enhance our ability to serve customers and improve productivity across our business.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Page 4
March 24, 2016

In Part I, “Business” of our fiscal 2015 10-K we discuss the broad products and services that we currently offer. Our current revenue growth initiatives are primarily focused on expanding our customer base and improving customer retention. While we have added new products from time to time, the impact of new products has not been material to our overall results of operations and therefore has not been specifically discussed in the MD&A. In future filings, to the extent material, we will add additional discussion regarding the impact of any material product changes.

*	*	*	*	*	*
In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any further questions or wish to discuss any of the responses, please do not hesitate to contact me at (952) 912-5500.
Sincerely,
/s/ Tracy C. Jokinen
Tracy C. Jokinen
Chief Financial Officer

c:	Mr. Douglas A. Milroy, Chairman and Chief Executive Officer
Jeffrey L. Cotter, Esq., Vice President and General Counsel
Mr. Thomas J. Dietz, Vice President and Controller
Audit Committee of the Board of Directors